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RIVERSOURCE EQUITY SERIES, INC.

EXHIBIT 77M

MERGER OF RIVERSOURCE PARTNERS AGGRESSIVE GROWTH FUND INTO RIVERSOURCE MID CAP GROWTH FUND

On March 26, 2010, RiverSource Partners Aggressive Growth Fund (the Selling
Fund), a series of RiverSource Managers Series, Inc. merged into RiverSource Mid Cap Growth Fund (the Buying Fund), a series of RiverSource Equity Series, Inc.

BOARD ACTION: Board members of the Selling Fund and Board Members of the Buying Fund, at a meeting held on Nov. 12, 2009, approved an Agreement and Plan of Reorganization (Agreement). Each Board determined that participation in the reorganization was in the best interests of the respective Fund and that the interests of existing shareholders of the respective Fund would not be diluted as a result of the reorganization.

SHAREHOLDER APPROVAL: The shareholders of the Selling Fund approved the Agreement between the Selling Fund and the Buying Fund at a special meeting of shareholders held on March 10, 2010.

TERMS OF THE REORGANIZATION: Under the Agreement, the Selling Fund transferred all of its assets attributable to Class A, Class B, Class C, Class I, Class R2, Class R3, Class R4 and Class R5 shares to the Buying Fund in exchange for Class A, Class B, Class C, Class I, Class R2, Class R3, Class R4 and Class R5 shares of the Buying Fund, respectively. Those shares were distributed proportionately to the shareholders of the Selling Fund. The Buying Fund assumed the liabilities of the Selling Fund. The shareholders did not pay any sales charge in connection with the distribution of shares. RiverSource Investments, LLC, now known as Columbia Management Investment Advisers, LLC and its affiliates agreed to bear the costs of effecting the reorganization.